                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 14)

                            Strawbridge & Clothier
------------------------------------------------------------------------------
                                (Name of Issuer)

                             Common Stock, Series A
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  863200-101
------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement       [   ]
CUSIP No.  863200-101

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank Corp.  25-1435979


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization  Pennsylvania


    Number of Shares             5) Sole Voting Power                    58,399
    Beneficially Owned
    By Each Reporting
    Person With                  6) Shared Voting Power                  88,600


                                 7) Sole Dispositive Power                2,697


                                 8) Shared Dispositive Power             89,334


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person  1,337,500*



   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                [   ]


   11)  Percent of Class Represented by Amount in Row (9)                  11.4*


   12)  Type of Reporting Person (See Instructions)                          HC


        * See response to Item 4 below.

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 14)

                             Strawbridge & Clothier
------------------------------------------------------------------------------
                                (Name of Issuer)

                              Common Stock, Series A
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  863200-101
------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement       [   ]
CUSIP No.  863200-101

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bancorp, Inc.      51-0326854


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization Delaware


   Number of Shares         5) Sole Voting Power                         58,399
   Beneficially Owned
   By Each Reporting
   Person With              6) Shared Voting Power                       88,600


                            7) Sole Dispositive Power                     2,697


                            8) Shared Dispositive Power                  89,334


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person  1,337,500*



   10)  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                         [   ]


   11)  Percent of Class Represented by Amount in Row (9)                  11.4*

   12)  Type of Reporting Person (See Instructions)                          HC


        * See response to Item 4 below.

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 14)

                             Strawbridge & Clothier
------------------------------------------------------------------------------
                                (Name of Issuer)

                             Common Stock, Series A
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  863200-101
------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement      [   ]
CUSIP No.  863200-101

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank, National Association  25-1197336

    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization                      United States


  Number of Shares             5) Sole Voting Power                      58,293
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                    88,600


                               7) Sole Dispositive Power                  2,697


                               8) Shared Dispositive Power               89,334


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person  1,337,394*



   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                [   ]


   11)  Percent of Class Represented by Amount in Row (9)                  11.4*


   12) Type of Reporting Person (See Instructions)                           BK


       * See response to Item 4 below.

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 1995:

(a) Amount Beneficially Owned:                               1,337,500 shares*

(b) Percent of Class:                                                     11.4*

(c) Number of shares to which such person has:
       (i) sole power to vote or to direct the vote                     58,339
      (ii) shared power to vote or to direct the vote                   88,600
     (iii) sole power to dispose or to direct the disposition of         2,697
      (iv) shared power to dispose or to direct the disposition of      89,334

* Beneficial ownership includes 1,190,501 shares of Series B Common Stock which is not registered under the Securities Exchange Act of 1934. Series B Common Stock is convertible at any time into Series A Common Stock at a conversion rate of one-to-one, and thus is deemed to constitute beneficial ownership of Series A Common Stock under Rule 13d-3(d)(i). See response to Item 6 below.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

See Schedule A.


ITEM 10 - CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 13, 1996
         --------------------------------------------
         Date

         /s/ WILLIAM F. STROME
         --------------------------------------------
         Signature - PNC Bank Corp.


         William F. Strome, Senior Vice President
         --------------------------------------------
         Name/Title


         February 13, 1996
         --------------------------------------------
         Date


         /s/ PAUL L. AUDET
         --------------------------------------------
         Signature - PNC Bancorp, Inc.

         Paul L. Audet, Vice President
         --------------------------------------------
         Name/Title


         February 13, 1996
         --------------------------------------------
         Date


         /s/ WILLIAM F. STROME
         --------------------------------------------
         Signature - PNC Bank, National Association


         William F. Strome, Senior Vice President
         --------------------------------------------
         Name/Title


                     AN AGREEMENT TO FILE A JOINT
                     STATEMENT WAS PREVIOUSLY FILED
                     AS EXHIBIT A TO AMENDMENT NO. 13.

                               Schedule A

   Item 6 - Ownership of More than Five Percent on Behalf of
            Another Person:

            The information contained in this statement principally relates to securities that are held by PNC Bank, N.A. as trustee, executor, custodian or agent. Accordingly, other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. The following persons may have the power to direct the receipt of dividends from, or the proceeds of the sale of, more than 5% of the Series A
            Common Stock (by virtue of the fact that Series B Common Stock is convertible into Series A Common Stock on a one-for-one basis):

                      G. Stockton Strawbridge
                      c/o Strawbridge & Clothier
                      801 Market Street
                      Philadelphia, PA 19107-3199

              G. Stockton Strawbridge is a Co-Fiduciary with PNC Bank, N.A. and others for accounts holding 1,074,266 shares of Series B Common Stock.

                      Peter S. Strawbridge
                      c/o Strawbridge & Clothier
                      801 Market Street
                      Philadelphia, PA 19107-3199

              Peter Strawbridge is a Co-Fiduciary with PNC Bank, N.A. and G. Stockton Strawbridge for accounts holding 655,441 shares of Series B Common Stock.